Exhibit 99.2

 2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

 Catherine ENCK
Tel. 33 (1) 47 44 37 76

 Patricia MARIE
Tel. 33 (1) 47 44 45 90

 Paul FLOREN
Tel. : 33 (1) 47 44 45 91

 Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

 Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

 Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

 Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

 Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

 Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

 TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

 www.total.com

FOR IMMEDIATE RELEASE

Nigeria: Significant Extension of Usan Discovery

Paris, Octobre 14, 2003 — Total announces that its Nigerian operating subsidiary, Elf Petroleum Nigeria Ltd. (EPNL), has made a significant extension of the Usan field discovery in deepwater Oil Prospecting License (OPL) 222, offshore southeastern Nigeria.

The Usan-4 appraisal well, located around 110 kilometres offshore and 5 kilometres south of the Usan-1 well in water depths of approximately 750 metres, is the third successful appraisal of the Usan field discovered in 2002.

Two zones were tested in the Usan-4 well and flowed at 4,400 and 6,300 barrels of oil per day under restricted flow conditions. The well has confirmed the presence of commercial quantities of oil, as well as additional potential in previously untested reservoirs.

Nigerian National Petroleum Corp. (NNPC) is concessionaire for OPL 222 under a production sharing contract operated by Elf Petroleum Nigeria Ltd. (20 percent), in partnership with Chevron Petroleum Nigeria Ltd., Esso Exploration and Production Nigeria (Offshore East) Ltd. and Nexen Petroleum Nigeria Ltd.

* * * * *

Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com